UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of September, 2004

                        Commission File Number: 1-14842


                                   E-SIM LTD.
                 (Translation of registrant's name into English)


             19 HARTUM STREET, HAR HOTZVIM, JERUSALEM 91450, ISRAEL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following are included in this report on Form 6-K:


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                                                                                   Sequential
          Exhibit                         Description                             Page Number
          -------                         -----------                             -----------
          1.               Press release, dated September 14, 2004.                    3

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




         MEDIA CONTACT:                              INVESTOR CONTACT:
         Yardena Cogan                               Yaron Eldad
         e-SIM Ltd                                   e-SIM Ltd.
         +1-888-742-9364                             +972-2-587-0770
         ycogan@e-sim.co.il                          yaron@e-sim.co.il



                   E-SIM LTD. REPORTS SECOND QUARTER EARNINGS


JERUSALEM, Israel, September 14, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, today announced its financial results for the second quarter, ended July 31, 2004.

Revenues for the second quarter of 2004 were $1,241,099, compared to $1,206,740 for Q1 2004, representing an increase of 3%. The revenues for Q2 2003 were $1,306,839, showing a decrease of 5%.

Gross profit for the current quarter was $643,206 as compared to $748,055 for Q1 2004, showing a decrease of 14%; gross profits for Q2 2003 were $821,811, representing a decrease of 22%.

Total operating expenses for the recent quarter were $1,326,452, an increase of 14% from the previous quarter's figure of $1,160,249 and 3% less than the $1,370,511 in the comparable quarter in 2003.

Net loss for the current quarter was $797,944 or $0.04 per share, compared with a net loss of $542,951 or $0.03 per share in the first quarter of 2004, an increase of 47%. This quarter's net loss also showed an increase of 34% when compared to the net loss of $595,364 or $0.05 per share in Q2 2003.

The company's backlog of orders is strong at $2.5 million.

Marc Belzberg, the chairman and CEO of e-SIM Ltd. commented, "Although this quarter's financial results leave room for improvement, I am confident that e-SIM is on the right track for success. We have been making excellent progress in gaining market recognition, signing new customers, and partnering with important players in the market.

Our newly announced MMI version 2.0 (see announcement here:
http://www.e-sim.com/corporate/press/year_2004/04_09_08.htm) has been very well received by the market and e-SIM continues to move ahead on its strategy to build a strong foundation for a future, ongoing royalty revenue stream."


About e-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM's MMI Solutions including Texas Instruments, FreeScale (formerly Motorola SPS), Renesas, Sasken, NEC, Kyocera, BenQ, and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.


CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

                                   E-SIM LTD.
                           ONSOLIDATED BALANCE SHEETS
                                 IN U.S. DOLLARS



                                                                         July 31,       January 31,
                                                                       -----------      -----------
                                                                          2004             2004
                                                                       -----------      -----------
                                                                       (Unaudited)       (Audited)
                                                                       -----------      -----------
        ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                             406,386          238,063
     Trade receivables                                                     875,063          567,847
     Other receivables and prepaid expenses                                161,151          347,001
                                                                       -----------      -----------

 Total current assets                                                    1,442,600        1,152,911
                                                                       -----------      -----------
 SEVERANCE PAY FUND                                                        843,131          714,141
                                                                       -----------      -----------
 LONG TERM PREPAID EXPENSES                                                 62,798           62,800
                                                                       -----------      -----------
 PROPERTY AND EQUIPMENT, NET                                               415,348          439,822
                                                                       -----------      -----------
                                                                       $ 2,763,877      $ 2,369,674
                                                                       ===========      ===========
 LIABILITIES AND SHAREHOLDERS'
     DEFICIENCY
CURRENT LIABILITIES:

     Short term credit from banks                                            2,791              881
     Current maturities of long term bank loans                            254,627          241,006
     Trade payables                                                        570,848          795,926
     Other convertible loan, net                                                 -           72,341
     Employees and payroll accruals                                        636,486          777,981
     Deferred revenues                                                   1,123,195          766,309
     Accrued expenses and other liabilities                                453,545          458,190
                                                                       -----------      -----------

 Total current liabilities                                               3,041,492        3,112,634
                                                                       -----------      -----------
 LONG-TERM LIABILITIES:
     Long term bank loans                                                  837,378        2,412,874
     Long term convertible bank loans                                      984,459          641,344
     Long term capital lease obligation, net of current maturities          37,922           43,285
     Royalties to government authorities                                   550,331          456,045
     Accrued severance pay                                               1,206,605        1,104,762
     Related parties                                                     1,465,100        1,250,750
                                                                       -----------      -----------
 Total long term liabilities                                             5,081,795        5,909,060
                                                                       -----------      -----------
 SHAREHOLDERS' DEFICIANCY                                               (5,359,410)      (6,652,020)
                                                                       -----------      -----------
                                                                       $ 2,763,877      $ 2,369,674
                                                                       ===========      ===========


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




                                   E-SIM LTD.
                      ONSOLIDATED STATEMENTS OF OPERATIONS
                                 IN U.S. DOLLARS

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

                                                   Three months ended                 Six months ended
                                                       July 31,                            July 31,
                                           ------------------------------      ------------------------------
                                               2004              2003              2004             2003
                                           ------------      ------------      ------------      ------------
                                            (unaudited)       (unaudited)       (unaudited)       (unaudited)
Revenues :
  Products                                 $    391,736      $    483,707      $    934,981      $    896,300
  Services                                      849,363           823,132         1,512,858         1,571,425
                                           ------------      ------------      ------------      ------------
                                              1,241,099         1,306,839         2,447,839         2,467,725
                                           ------------      ------------      ------------      ------------
Cost of revenues :
  Products                                       27,268            33,922            61,682            60,168
  Services                                      570,625           451,106           994,896           873,376
                                           ------------      ------------      ------------      ------------
                                                597,893           485,028         1,056,578           933,544
                                           ------------      ------------      ------------      ------------

Gross profit                                    643,206           821,811         1,391,261         1,534,181
                                           ------------      ------------      ------------      ------------
Operating expenses and costs:
 Research and development, net                  443,516           427,520           824,760           821,655
 Selling, marketing, general
 and administrative, net                        882,936           942,991          1661,940         1,951,150
 Restructuring and impairment
  of web-site development costs                       -                 -                 -                 -
                                           ------------      ------------      ------------      ------------


Total operating expenses                      1,326,452         1,370,511         2,486,700         2,772,805
                                           ------------      ------------      ------------      ------------

Operating loss                                 (683,246)         (548,700)       (1,095,439)       (1,238,624)
Financial expenses (income), net                107,909            45,880           235,842           176,456

Other expenses, net                                   -                 -                 -               597
                                           ------------      ------------      ------------      ------------

Net loss before taxes on income                (791,155)         (594,580)       (1,331,281)       (1,415,677)

Taxes on income                                   6,789               784             9,613            11,449
                                           ------------      ------------      ------------      ------------

Net loss for the period                    $   (797,944)     $   (595,364)     $ (1,340,894)     $ (1,427,126)
                                           ============      ============      ============      ============


Basic and diluted net loss per share       $      (0.04)     $      (0.05)     $      (0.07)     $      (0.12)
                                           ============      ============      ============      ============
Weighted average
 number of  shares used in computing :
    Basic and diluted loss per share         21,425,044        11,665,359        20,624,419        11,665,359
                                           ============      ============      ============      ============





                                                              Year ended
                                                              January 31,
                                           ------------------------------------------------
                                               2004              2003              2002
                                           ------------      ------------      ------------
                                            (audited)         (audited)          (audited)
Revenues :
  Products                                 $  1,818,726      $  3,304,047      $  3,030,709
  Services                                    2,682,513         2,916,085         2,005,616
                                           ------------      ------------      ------------
                                              4,501,239         6,220,132         5,036,325
                                           ------------      ------------      ------------
Cost of revenues :
  Products                                      122,022           267,132           169,400
  Services                                    1,982,867         1,662,618         1,775,408
                                           ------------      ------------      ------------

                                              2,104,889         1,929,750         1,944,808
                                           ------------      ------------      ------------

Gross profit                                  2,396,350         4,290,382         3,091,517
                                           ------------      ------------      ------------
Operating expenses and costs:
 Research and development, net                1,560,386         1,463,965         2,609,742
 Selling, marketing, general
 and administrative, net                      3,634,778         4,260,681         7,853,854
 Restructuring and impairment
  of web-site development costs                       -                 -           910,303
                                           ------------      ------------      ------------


Total operating expenses                      5,195,164         5,724,646        11,373,899
                                           ------------      ------------      ------------

Operating loss                               (2,798,814)       (1,434,264)       (8,282,382)
Financial expenses (income), net              1,343,159            (8,961)          209,345

Other expenses, net                                   -            94,640           426,108
                                           ------------      ------------      ------------

Net loss before taxes on income              (4,141,973)       (1,519,943)       (8,917,835)

Taxes on income                                 105,887           199,271            62,247
                                           ------------      ------------      ------------

Net loss for the period                    $ (4,247,860)     $ (1,719,214)     $ (8,980,082)
                                           ============      ============      ============


Basic and diluted net loss per share       $      (0.21)     $      (0.15)     $      (0.77)
                                           ============      ============      ============
Weighted average
 number of  shares used in computing :
    Basic and diluted loss per share         19,823,595        11,665,359        11,663,170
                                           ============      ============      ============




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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   e-SIM LTD.


Date: September 21, 2004                            By: /S/ YARON ELDAD
                                                    ---------------------------
                                                    Yaron Eldad
                                                    Chief Financial Officer
                                                    and Chief Operating Officer

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